SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April, 2012
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A
Corporate Taxpayer’s ID (CNPJ/MF): 01.832.635/0001-18
Company Registry (NIRE): 35.300.150.007

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON APRIL 13, 2012

Date, Time and Place: April 13, 2012, at 11:00 a.m., at the Company’s headquarters, at Avenida Jurandir n. 856, Lote 04, 1º andar, Jardim Ceci, in the city and state of São Paulo. Attendance: All the members of the Board of Directors attended the meeting, except for André Esteves. Presiding: Chairperson, Maria Cláudia Oliveira Amaro; and Secretary, Flávia Turci. Agenda and resolutions: I. (a) Antônio Luiz Pizarro Manso presented the works of the Audit, Financial and Human Resources Committees; (b) Eduardo Gouveia presented the information on Multiplus S.A.; and (c) Líbano Miranda Barroso presented the Company’s financial, operational and market results. II. In accordance with the recommendation of the Human Resources Committee included in the minutes thereof dated April 12, 2012, whose publication was waived, all the members present unanimously resolved to recommend the anticipation of the anticipation of the vesting period for the stock option for two hundred and thirty thousand (230,000) preferred shares granted to the CEO, Marco Antonio Bologna, in the scope of the Company’s Stock Option Plan (“Plan”), approved at the Extraordinary Shareholders’ Meeting of November 3, 2010, given that, in view of the anticipation said option will become exercisable on the date of its approval by this Meeting. III. The members present also unanimously approved: (a) the request to exercise the stock option presented (i) by Klaus Kuhnast for five thousand, two hundred and ninety-eight (5,298) preferred shares, related to the First Stock Option, granted in the scope of the Plan; and (ii) by Líbano Miranda Barroso for two hundred and thirty thousand (230,000) preferred shares, related to the Special Stock Option, granted in the scope of the Plan. (b) the Company’s capital increase, within the authorized limit, pursuant to Article 6 of the Company’s Bylaws, upon the exercising of the options referred to (i) in item “a” above, by Líbano Miranda Barroso, totaling five million, eighty-nine thousand and nine hundred reais (R$5,089,900.00), with the issue of two hundred and thirty thousand (230,000) book-value, registered preferred shares with no par value; and (ii) in item “b” above, by Klaus Kuhnast, totaling one hundred eight thousand, four hundred and fifty reais and six centavos (R$108,450.06), with the issue of five thousand, two hundred and ninety-eight (5,298) book-value, registered preferred shares with no par value; with the consequent increase of the Company’s capital stock from eight hundred nineteen million, eight hundred ninety-two thousand, three hundred and ninety-six reais and forty-eight centavos (R$819,892,396.48), corresponding to one hundred fifty-six million, two hundred six thousand, seven hundred and eighty-one (156,206,781) shares, of which fifty-five million, eight hundred sixteen thousand, six hundred and eighty-three (55,816,683) common shares and one hundred million, three hundred ninety thousand and ninety-eight (100,390,098) preferred shares, to eight hundred twenty-five million, ninety thousand, seven hundred and forty-six reais and fifty-four centavos (R$825,090,746.54), corresponding to one hundred fifty-six million, four hundred forty-two thousand and seventy-nine (156,442,079) shares, of which fifty-five million, eight hundred sixteen thousand, six hundred and eighty-three (55,816,683) common shares and one hundred million, six hundred twenty-five thousand, three hundred and ninety-six (100,625,396) preferred shares, all of which fully subscribed on this date, in accordance with the subscription bulletin attached hereto as Attachment I, with the issue price being monetarily restated by twenty reais and forty-seven centavos (R$20.47) per preferred share, related to the First Stock Option and twenty-two reais and thirteen centavos (R$22.13) per preferred share, related to the Special Stock Option, as established by the Plan, with no preemptive rights to Company shareholders, in accordance with Article 171, paragraph 3 of Law 6,404/76. The shares issued herein will be entitled to the same rights of those of the same type, in accordance with the prevailing legislation and the Company’s Bylaws. Said shares will be entitled also to the full payment of dividends eventually distributed for fiscal year 2012, except for the Company’s preemptive rights in case of a share buyback, pursuant to the Plan. The Company’s Executive Board is hereby authorized to take all and any measures and sign all documents necessary to execute the resolutions herein. (c) Signature of the documents listed below, as well as any related instruments, in addition to the ratification of all measures already taken: (i) Deed of Guarantee related to the aircraft Airbus A320-200, serial number 3325, prefix PR-MHS, to be entered into between Sky High V Leasing Company Ltd, as the lessor and the Company as the guarantor; (i) Deed of Guarantee related to the aircraft Airbus A320-200, serial number 5066, prefix PR-MYP, to be entered into between the company to be founded in Japan by NBB, as the lessor and the Company as the guarantor; and (iii) PDP Leasing Agreement (Guarantee and such other agreement, documents or deeds as may be required to give effect to the transaction), related to seven (7) Airbus Narrow Body aircraft, to be entered into between Citibank and the Company, as the guarantor. (d) the election of the executive board members Marco Antonio Bologna, Brazilian, divorced, engineer, bearer of the identification document (RG) no. 6.391.996 SSP/SP and inscribed in the roll of individual taxpayers (CPF/MF) under no. 685.283.378-04 for the position of CEO; Líbano Miranda Barroso, Brazilian, married, economist, bearer of the identification document (RG) no. M-2063971 SSP/MG and inscribed in the roll of individual taxpayers (CPF/MF) under no. 421.016.386-49, for the position of Chief Financial Officer, statutorily also acting as Investor Relations Officer; and José Zaidan Maluf, Brazilian, married, engineer, bearer of the identification document (RG) no. 6.147.075 SSP/SP and inscribed in the roll of individual taxpayers (CPF/MF) under no. 769.341.018-04; Ruy Antonio Mendes Amparo, Brazilian, married, aeronautical engineer, bearer of the identification document (RG) no. 10.412.590 SSP/SP and inscribed in the roll of individual taxpayers (CPF/MF) under no. 054.137.238-65; and Cláudia Sender Ramirez, Brazilian, married, administrator, bearer of the identification document (RG) no. 23.417.461-4 and inscribed in the roll of individual taxpayers (CPF/MF) under no. 282.612.068-90, as Executive Officers; all of whom with commercial address at Avenida Jurandir nº 856, 2º andar, Jardim Ceci, CEP 04072-000, in the city and state of São Paulo. The Executive Officers elected herein declare not to be involved in any of the crimes provided for by Law that may prevent them from exercising mercantile activities. The Executive Officers elected herein will be invested in their positions upon the signature of (i) the respective Term of Investiture in the appropriate book; and (ii) the Term of Consent of the Managers, as required by the Level 2 Regulations for Differentiated Corporate Governance Practices of the São Paulo Stock Exchange. The executive officers elected herein will have term of office until April 30, 2015. Closure: There being no further matters to address, the meeting was adjourned for the drawing up of these minutes in summary format, which were read and signed by all the Board members present. São Paulo, April 13, 2012. (signatures) Maria Cláudia Oliveira Amaro - Chairperson; and Flávia Turci - Secretary. Board members: Maria Cláudia Oliveira Amaro, Noemy Almeida Oliveira Amaro, Maurício Rolim Amaro, Antônio Luiz Pizarro Manso, Marco Antonio Bologna, Emilio Romano and Waldemar Verdi Júnior. This is a free translation of the original minutes filed in the Company’s records.

_________________________________
                  Flávia Turci
                   Secretary

1

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2012

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.